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                                   Exhibit 20.

                       Press Release dated July 26, 1995.
                           STUART ENTERTAINMENT, INC.

FOR IMMEDIATE RELEASE                                       CONTACT: PAUL TUNINK
                                                                    712-323-1488

                         STUART ENTERTAINMENT ANNOUNCES
                        UK LICENSING, MARKETING AGREEMENT

         COUNCIL BLUFFS, IOWA, July 26, 1995 - Stuart Entertainment, Inc. (NASDAQ/STUA) announced today the signing of a licensing and marketing agreement with Playprint Limited, headquartered in Dublin, Ireland. This relationship will permit Stuart to discontinue its manufacturing operation in the United Kingdom, focus on marketing opportunities and dramatically improve its financial performance.

         Under the agreement, Playprint will pay royalties to Stuart for use of certain of the Company's trademarks, technologies and equipment for the production of bingo tickets and ink markers. Stuart Entertainment England, a wholly owned subsidiary, has manufactured and marketed bingo paper and other bingo products for two years.

         "Our United Kingdom operation hasn't met our expectations and this agreement, with a strong well-positioned local company with a fine reputation, will result in a significant swing in profitability," explained Albert F. Barber, Vice Chairman and Chief Executive Officer of Stuart Entertainment.

         He noted that Stuart Entertainment England incurred a loss of $415,000 in 1994 and had an estimated operating loss of about $900,000 for the first half of 1995. In addition, the subsidiary will record a one-time pretax charge of approximately $800,000 in this year's second quarter related to the shutdown of its U.K. manufacturing facility and consolidation of its activities with Playprint. Barber emphasized, "This agreement should also serve as a model for other international opportunities."

         Manus MacCrosain, Playprint's managing director, commented, "We are extremely pleased with this agreement and are confident that it will be of significant benefit to both organizations."

         Stuart Entertainment is the world's largest manufacturer of bingo paper and related electronic gaming equipment, breakopens and associated products.